UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quality Distribution, Inc.

(Name of issuer)

Common Stock (no par value per share)

(Title of class of securities)

74756M102

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 74756M102	Page 2 of 10 Pages

(1)	Names of reporting persons Teton Capital Partners, L.P.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 456,280
(6) Shared voting power 0
(7) Sole dispositive power 456,280
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 456,280
(10)	Check if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 1.9% **
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 74756M102	Page 3 of 10 Pages

(1)	Names of reporting persons Ancient Art, L.P.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 456,280
(7) Sole dispositive power 0
(8) Shared dispositive power 456,280
(9)	Aggregate amount beneficially owned by each reporting person 456,280
(10)	Check if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 1.9% **
(12)	Type of reporting person (see instructions) PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 74756M102	Page 4 of 10 Pages

(1)	Names of reporting persons Whitney, L.P.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 456,280
(7) Sole dispositive power 0
(8) Shared dispositive power 456,280
(9)	Aggregate amount beneficially owned by each reporting person 456,280
(10)	Check if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 1.9% **
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 74756M102	Page 5 of 10 Pages

(1)	Names of reporting persons Trango II, L.L.C.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 456,280
(7) Sole dispositive power 0
(8) Shared dispositive power 456,280
(9)	Aggregate amount beneficially owned by each reporting person 456,280
(10)	Check if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 1.9% **
(12)	Type of reporting person (see instructions) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 74756M102	Page 6 of 10 Pages

(1)	Names of reporting persons Quincy J. Lee
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 456,280
(7) Sole dispositive power 0
(8) Shared dispositive power 456,280
(9)	Aggregate amount beneficially owned by each reporting person 456,280
(10)	Check if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 1.9% **
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

Page 7 of 10 Pages

This Amendment No. 1 to the Schedule 13G (this “Amendment”) relates to shares of Common Stock (no par value per share) (“Common Stock”) of Quality Distribution, Inc., a Florida corporation (the “Issuer”), and is being filed on behalf of (i) Teton Capital Partners, L.P. (the “Fund”), a Texas limited partnership, (ii) Ancient Art, L.P. (“Ancient Art”), a Texas limited partnership, as the investment manager to the Fund, (iii) Whitney, L.P. (“Whitney”), a Texas limited partnership, as the general partner of the Fund, (iv) Trango II, L.L.C. (“Trango”), a Texas limited liability company, as the general partner of both Ancient Art and Whitney, and (v) Quincy J. Lee, the principal of Trango (the persons mentioned in (ii), (iii), (iv) and (v) above are referred to herein as the “Teton Management Group,” and, together with the Fund, the “Reporting Persons”). All shares of Common Stock are held by the Fund.

Item 1(a)	Name of Issuer.

Quality Distribution, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

4041 Park Oaks Boulevard, Suite 200
Tampa, Florida 33610

Item 2(a)	Name of Person Filing.

(i) Teton Capital Partners, L.P. (the “Fund”), (ii) Ancient Art, L.P. (“Ancient Art”), (iii) Whitney, L.P. (“Whitney”), (iv) Trango II, L.L.C. (“Trango”) and (v) Quincy J. Lee.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

610 West 5th Street, Suite 600
Austin, Texas 78701

Item 2(c)	Citizenship or Place of Organization.

The Fund is a Texas limited partnership. Ancient Art is a Texas limited partnership. Whitney is a Texas limited partnership. Trango is a Texas limited liability company. Mr. Lee is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock (no par value per share) (the “Common Stock”).

SCHEDULE 13G/A

Page 8 of 10 Pages

Item 2(e)	CUSIP Number.

74756M102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)

The Fund may be deemed the beneficial owner of 456,280 shares of Common Stock it holds. The Teton Management Group may be deemed the beneficial owner of 456,280 shares of Common Stock held by the Fund.

(b)

The Fund may be deemed the beneficial owner of 1.9%, and the Teton Management Group may be deemed the beneficial owner of 1.9%, of the Issuer’s outstanding shares of Common Stock. These percentages were calculated by dividing (i) 456,280, the number of shares of Common Stock held by the Fund, by (ii) 23,874,503, the number shares of Common Stock issued and outstanding as of November 1, 2011, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 4, 2011.

(c)

The Fund has the sole power to vote and dispose of the 456,280 shares of Common Stock it holds. The Teton Management Group has the shared power to vote and dispose of the 456,280 shares of Common Stock held by Fund.

Page 9 of 10 Pages

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

Teton Capital Partners, L.P.

By: Whitney, L.P., its general partner

       By: Trango II, L.L.C., its general partner

            By:     /s/ Quincy J. Lee

            Name: Quincy J. Lee

            Title:   Manager

Ancient Art, L.P.

By: Trango II, L.L.C., its general partner

       By:     /s/ Quincy J. Lee

       Name: Quincy J. Lee

       Title:   Manager

Whitney, L.P.

By: Trango II, L.L.C., its general partner

       By:     /s/ Quincy J. Lee

       Name: Quincy J. Lee

       Title:   Manager

Trango II, L.L.C.

By:     /s/ Quincy J. Lee

Name: Quincy J. Lee

Title:   Manager

/s/ Quincy J. Lee

Quincy J. Lee